NO ACT

PE
1-21-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 26 2014

Washington, DC 20549

14005662

March 26, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-26-14

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation
Incoming letter dated January 21, 2014

Dear Ms. Goodman:

This is in response to your letters dated January 21, 2014 and February 28, 2014 concerning the shareholder proposal submitted to McDonald's by John Harrington. We also have received letters on the proponent's behalf dated February 21, 2014 and March 5, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sandford Lewis
sandfordlewis@gmail.com

March 26, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: McDonald's Corporation
Incoming letter dated January 21, 2014

The proposal requests that the board undertake a special review to publicly articulate directors' duties with respect to sustainability and corporate social responsibility issues and issue a report to shareholders.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that McDonald's public disclosures compare favorably with the guidelines of the proposal and that McDonald's has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which McDonald's relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 5, 2014
Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Supplemental reply regarding Shareholder Proposal Submitted to McDonalds regarding review of board duties on sustainability and corporate social responsibility by Harrington Investments, Inc.

Ladies and Gentlemen:

Harrington Investments, Inc. (the "Proponent") has submitted a shareholder proposal (the "Proposal") to McDonald's Corporation (the "Company"). I have been asked by the Proponent to respond to the supplemental letter dated February 28, 2014, sent to the Securities and Exchange Commission Staff (the "Staff") by Amy Goodman of Gibson, Dunn & Crutcher LLP on behalf of the Company. A copy of this letter is being e-mailed concurrently to Amy Goodman.

We stand by our initial responses, but will provide brief replies to the Company's supplemental correspondence.

The Proposal is not substantially implemented.

In its supplemental letter, the Company takes the position that the actions of the company can stray far from the guidelines of the proposal in its implementation, as long as the actions of the company meet the "underlying concerns and essential purpose."

We agree that it is true that the Company need not meet *every* guideline of the proposal in order to prevail in a substantial implementation challenge. However, a long line of Staff decisions demonstrate that the guidelines of the proposal *are* relevant in assessing substantial implementation. Failure to fulfill ***most*** of the guidelines of the proposal is grounds for finding lack of substantial implementation, even if there is an argument that the essential purpose has been complied with. This applies clearly to the present matter, where the Company has failed to fulfill most of the guidelines of the Proposal.

In the present instance, the Company asserts that the revised charter of the SCRC and a report issued by it in response to another proposal largely focused on human rights issues substantially implement the present proposal because they address the essential purpose of the Proposal:

> In the instant case, the Proposal requests only that the Boar undertake a review to articulate directors' duties with respect to sustainability and corporate social responsibility matters

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com • 413 549-7333 ph.

and issue a report to shareholders. As discussed in the No-Action Request, the Company has substantially implemented this request through public disclosures in a report of the Sustainability and Corporate Responsibility Committee of the Board and the revised charter of the Sustainability and Corporate Responsibility Committee.

The Company's view is that it can simply ignore the very substantial supporting statement of the Proposal, which clearly calls for a different kind of evaluation of board responsibilities than simply chartering the SCR committee to do Enterprise Risk Management. The core guideline of the proposal is contained in the first paragraph of the supporting statement, and is not stated in discretionary terms:

> Although the Charter defines subject matters for committee review, it does not articulate committee members' or other board members' duties, e.g., duty of thorough inquiry on substantial SCR issues, including seeking knowledgeable external sources of information. The review and report requested by this proposal should also consider whether articulating a long term time horizon of directorial focus, and a duty to rigorously balance company and societal needs, could prevent short term profitability from undermining our company's and society's long term interests.

As such, the actions of the Company to date do not fulfill the guidelines of the proposal, and therefore the proposal has not been substantially implemented.

The Proposal does not address excludable ordinary business.

The Company's supplemental letter also reiterates the Company's view that the mention of ordinary business items in the Proposal render it excludable, even though the Proposal's focus, its subject matter, reflects clearly stated and significant policy issues of sustainability and corporate social responsibility.

The Staff has long found that requests for a *sustainability report* do not address excludable ordinary business, even though many items contained in sustainability reports clearly would be considered ordinary business *but for* their connection to sustainability. The same is true in the present Proposal. Because ordinary business items are only addressed under the significant policy issue's umbrella, and the Proposal does not request information that strays outside of that umbrella, the Proposal is not excludable. (For instance, the proposal does not relate to labor or marketing policies in general, but only as they relate to sustainability and corporate responsibility.)

The Company notes that the Proposal adopts a definition of sustainability and corporate responsibility "included in the *prior version* of the charter of the Sustainability and Corporate Responsibility Committee of the Board." In fact, the proponent correctly used the Company's own charter as it existed and was publicly available on the Company's website at the time of the Proposal's submission to delineate clearly the types of issues that the Company considers under this umbrella. As was noted in the Company's letter, after the proponent filed its proposal, the Company revised its charter, and apparently removed some of these definitions. We have no information as to whether this was done in anticipation of this no action request, or for other purposes, but it is the company, not the proponent, that had set forth the broad definition of SCR that included these various items of ordinary business.

The Company's latest letter also asserts that our failure to include examples of the specific ordinary business subject matters being transcended by significant policy issues was further evidence that the proposal would be excludable. Accordingly, here are a few examples of proposals where a transcendent social policy issue prevented Rule 14a-8(i)(7) exclusion, despite the proposal's focus on relevant ordinary business issues:

> Marketing: *JPMorgan Chase & Co.* (March 4, 2009) report on predatory lending practices in credit card marketing and collection practices
>
> Location: *Yahoo! Inc.* (April 5, 2011) formally adopt human rights principles specified in the proposal to guide its business in China and other repressive countries
>
> Labor: *Kroger Co.* (April 6, 2011) adopt, implement and enforce a revised company-wide code of conduct, inclusive of suppliers and sub-contractors, based on the Int'l. Labor Organization's conventions, including the four principles set forth in the proposal, and prepare a report concerning the implementation and enforcement of the policy.

We stand by our opinion that the Company has not demonstrated that the Proposal is excludable under Rules 14a-8(i)(10) or 14a-8(i)(7). Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Sincerely,

Sanford Lewis

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
John Harrington, Harrington Investments, Inc.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

February 28, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Supplemental Letter Regarding the Shareholder Proposal of John Harrington
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 21, 2014, we submitted a letter (the "No-Action Request") on behalf of our client, McDonald's Corporation (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from John Harrington (the "Proponent").

The Proposal requests that the Company's Board of Directors (the "Board") undertake a review to articulate directors' duties with respect to sustainability and corporate social responsibility issues and distribute a report to shareholders. The No-Action Request indicated our belief that the Proposal could be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented and Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

The Proponent submitted a response to the No-Action Request (the "Response") on February 21, 2014. In the Response, the Proponent argues that the Proposal should not be excluded pursuant to Rule 14a-8(i)(10) because the Company has not addressed items suggested by the Proposal's supporting statement and should not be excluded pursuant to Rule 14a-8(i)(7) because the Proposal raises significant policy issues. We write supplementally to address both these arguments. In summary, the Proponent misstates the standard for exclusion under Rule 14a-8(i)(10) and incorrectly asserts that the Company is required to address all the items that are merely *suggested* by the Proposal's supporting statement. The Proponent also misstates the standard for exclusion under Rule 14a-8(i)(7) and references media coverage of matters reported about the Company that further highlight the Proposal's actual focus on ordinary business matters.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

As an initial matter, the Proponent misstates the standard for substantial implementation under Rule 14a-8(i)(10). In the Response, the Proponent states, "In order for the Company to meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), it must show that its activities meet the guidelines and essential purpose of the Proposal." However, contrary to the Proponent's assertion, and as noted in the No-Action Request, the standard that the Staff consistently has applied for substantial implementation under Rule 14a-8(i)(10) is whether a company has taken actions to address the *underlying concerns* and *essential objectives* of the shareholder proposal. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

In the Response, the Proponent states that the Company's disclosures articulating the directors' duties related to sustainability and corporate social responsibility matters "fail[] to fulfill the[] guidelines" set forth in the supporting statement of the Proposal. However, as Staff precedent makes clear, a company is not required to address all the items that are merely *suggested* by a proposal or its supporting statement in order to substantially implement a proposal. For example, in *PG&E Corp.* (avail. Mar. 6, 2008), the proposal requested that the board prepare a global warming report and stated that the report "may" describe how actions taken by the company have affected global climate change. The proposal's supporting statement further provided, "Shareholders want to know how PG&E's actions relating to global warming may be affecting global climate." In its no-action request, the company noted that it already had issued a climate change report disclosing its policies and efforts to address climate change. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10) even though the company's disclosures did not address how the company's actions have affected global climate change, as suggested by the proposal and supporting statement. *See also The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal nearly identical to the PG&E proposal, when the company published various materials disclosing its efforts and goals to address climate change but did not specifically address how the company's actions have affected global climate change).

In the instant case, the Proposal requests only that the Board undertake a review to articulate directors' duties with respect to sustainability and corporate social responsibility matters and issue a report to shareholders. As discussed in the No-Action Request, the Company has substantially implemented this request through public disclosures in a report of the Sustainability and Corporate Responsibility Committee of the Board and the revised charter of the Sustainability and Corporate Responsibility Committee. The Response itself even acknowledges that the Company's disclosures address the requirements of the Proposal, stating, "The new report also does devote two paragraphs to the role of the [B]oard in enterprise risk management related to sustainability and corporate responsibility. The revised charter principally delegates certain aspects of oversight of these issues to the Committee on sustainability and corporate social responsibility." While the Proposal's supporting statement states that the review and report requested by the Proposal "should also consider," "may propose," "may also consider" or "could provide" certain additional information, it does not require such information to be included in the review and report. Thus, consistent with Staff precedent, the fact that the Company's disclosures do not specifically address the suggestions in the Proposal's supporting statement does not preclude exclusion under Rule 14a-8(i)(10).

As stated in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(10) despite the differences in the Proponent's vision of an ideal disclosure and the Company's disclosures. The Staff consistently has concurred that disclosures provided by a company substantially implement shareholder proposals seeking reports, even when the company's disclosures were not precisely what the proponent would prefer. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2007) (concurring that a proposal requesting a report on the company's response to pressures to develop renewable energy technologies and products could be excluded under Rule 14a-8(i)(10) over the proponent's objection that the company's report was insufficient because it failed to adequately discuss renewable energy); *Honeywell International Inc.* (avail. Feb. 21, 2006) (concurring that a proposal requesting a sustainability report could be excluded under Rule 14a-8(i)(10) over the proponent's objection that the company's report was insufficient because it was no more than "a sketchy marketing presentation, with little or no data and analysis"); *Raytheon Co.* (avail Jan. 25, 2006) (concurring that a proposal requesting a sustainability report could be excluded under Rule 14a-8(i)(10) over the proponent's objection that the company's report "fails to include basic objective data concerning the environment, human rights and corporate responsibility"); *Exxon Mobil Corp.* (avail. Mar. 18, 2004) (concurring that a proposal requesting a report on the company's response to pressures to reduce greenhouse gas emissions could be excluded under Rule 14a-8(i)(10) over the proponent's objection that the company's report was not responsive to the proposal).

In sum, the Proposal may be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal by reviewing and disclosing the directors' duties related to sustainability and corporate social responsibility issues.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates To The Company's Ordinary Business Operations And Does Not Focus On Significant Policy Issues.

The Response once again misstates the standard of excludability applied by the Staff, this time with respect to Rule 14a-8(i)(7). It states that "a proposal may necessarily address issues of ordinary business if the subject matter of the proposal encompasses a significant policy issue." The Proponent thus suggests that a proposal that merely *touches upon* a significant policy issue is excludable despite its implication of ordinary business matters. In fact, as Staff precedent consistently has established, and the No-Action Request makes clear, a proposal may be excluded in its entirety when it addresses ordinary business matters, *even if* it also addresses a significant policy issue. The Response purports to support its contention that the Proposal is not excludable by citing a series of no-action letters that are not analogous to the Proposal. However, the various proposals at issue in the letters cited in the Response dealt directly with the mortgage foreclosure and modification process, the relationship between derivatives and systematic risk, or a company's code of conduct and statement of ethical criteria for military production contracts. In contrast, the Proposal clearly addresses an array of ordinary business matters and merely frames the Proposal in the broad context of sustainability.

The Response's contention that "[t]he Company, not the Proponent, has defined the scope of its Sustainability and Corporate Responsibility work," is also a miscategorization, as the Proposal explicitly defines sustainability and corporate responsibility by reference to the definition included in the prior version of the charter of the Sustainability and Corporate Responsibility Committee of the Board. Thus, the definition used by the Proposal includes the ordinary business matters described in the No-Action Request, and the Response itself further highlights the Proposal's actual focus on ordinary business matters. Specifically, the Response includes links to media coverage of matters reported about the Company, which serves to further emphasize that the Proposal's focus is on these specific issues, most of which are ordinary business matters. As stated in the No-Action Request, the Proposal implicates the Company's ordinary business operations because it relates to the location of the McDonald's facilities, the Company's management of its workforce, the products offered for sale in McDonald's restaurants, and the manner in which the Company advertises products. The media coverage links included in the Response further strengthen the Company's argument for exclusion on ordinary business grounds, as they include articles about all of these ordinary business matters. Decisions regarding these matters are critical to management's ability to run the Company and, as such, they are not appropriate matters for direct shareholder involvement.

The Response's failure to cite any precedent letters that relate to any of the ordinary business matters that the Proposal implicates provides further support for the Company's view that the Proposal properly may be excluded. As described in more detail in the No-Action Request, the Staff consistently has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also addresses a significant social policy issue, such as sustainability or other environmental issues. *See, e.g. DENTSPLY Int'l Inc.* (avail. Mar. 21, 2013); *Best Buy Co., Inc.* (avail. Mar. 21, 2008); *PG&E Corp.* (avail. Feb. 14, 2007); *The Kroger Co.* (avail. Mar. 23, 1992); *Borden, Inc.* (avail. Jan. 16, 1990); *Anheuser-Busch Cos., Inc.* (avail. Feb. 16, 1982).

CONCLUSION

Accordingly, based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,

Amy Goodman

Enclosures

cc: Denise A. Horne, McDonald's Corporation
John Harrington
Sanford J. Lewis

101684631.7

SANFORD J. LEWIS, ATTORNEY

February 21, 2014

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to McDonalds regarding review of board duties on sustainability and corporate responsibility by Harrington Investments, Inc.

Ladies and Gentlemen:

Harrington Investments, Inc. (the "Proponent") is the beneficial owner of common stock of McDonald's Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 21, 2014, sent to the Securities and Exchange Commission Staff (the "Staff") by Amy Goodman of Gibson, Dunn & Crutcher LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2014 proxy statement by virtue of Rule 14a-8(i)(10) (that the Proposal is substantially implemented) and Rule 14a-8(i)(7) (that the resolution is addressed to the Company's ordinary business). A copy of this letter is being e-mailed concurrently to Amy Goodman of Gibson, Dunn & Crutcher LLP.

THE PROPOSAL

The resolved clause of the Proposal requests that the Board undertake a special review and issue a report to publicly articulate directors' duties with respect to sustainability and corporate responsibility (SCR) issues, above and beyond matters of legal compliance. The purpose of the proposal is clearly stated as going beyond what is already included in the company's sustainability and corporate responsibility committee charter, to delineate the responsibilities of all board members.

The supporting statement further clarifies that such report should at a minimum clarify the duty of *thorough inquiry* on substantial SCR issues, including seeking knowledgeable external sources of information. The review and report requested by this proposal should also consider whether articulating a long term time horizon of directorial focus, and a duty to rigorously balance company and societal needs, could prevent short term profitability from undermining our company's and society's long term interests. The review may also consider the relevance of general fiduciary duties to SCR, such as:

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com • 413 549-7333 ph.

• when the duty of care applies to issues of environmental and nutritional sustainability, and

• the extent to which the duty of candor requires a balanced and complete disclosure of SCR challenges.

The full text of the Proposal is contained in *Exhibit A.*

ANALYSIS

The Proposal is not substantially implemented.

The Company asserts that the January 9, 2014 Report and revised charter of the Committee on Sustainability and Corporate Responsibility substantially implements the Proposal.

The report issued by the board on January 9, 2014 principally describes the company's management of human rights issues – a small subset of the much larger scope of the Proposal. The new report also does devote two paragraphs to the role of the board in enterprise risk management related to sustainability and corporate responsibility. The revised charter principally delegates certain aspects of oversight of these issues to the Committee on sustainability and corporate social responsibility.

In order for the Company to meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), it must show that its activities meet the guidelines and essential purpose of the Proposal. The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed *both* the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010). Thus, when a company can demonstrate that it has already taken actions that meet most of the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented." In the current instance, the Company has substantially fulfilled *neither* the guidelines nor the essential purpose of the Proposal.

In contrast to the charter and committee report, the Supporting Statement of the Proposal clearly articulates a set of issues on which the Proposal asks for clarification. The supporting statement says:

> Although the Charter defines subject matters for committee review, it does not articulate committee members' or other board members' duties, e.g., duty of thorough inquiry on substantial SCR issues, including seeking knowledgeable external sources of information. The review and report requested by this proposal should also consider whether articulating a long term time horizon of directorial focus, and a duty to rigorously balance company and societal needs, could prevent

short term profitability from undermining our company's and society's long term interests.

The report may propose governance reforms, such as amendments to the bylaws or committee charters to aid implementation of the articulated duties. The review may also consider the relevance of general fiduciary duties to SCR, such as:

• when the duty of care applies to issues of environmental and nutritional sustainability, and

• the extent to which the duty of candor requires a balanced and complete disclosure of SCR challenges.

Clear articulation of directors' duties on SCR could provide greater clarity to the directors as well as shareholders and other stakeholders.

The Proponent believes that the Company's report fails to fulfill these guidelines. The new report's succinct discussion of enterprise risks management and the charter revisions do not address core elements of these guidelines including:

• articulating the role of a long time horizon in decision-making;

• how board members should balance of company and societal needs;

• extent of duty of inquiry on substantial SCR issues;

• board member duties, *aside from* duties of the committee members;

• duties of care and candor in addressing corporate sustainability and social responsibility

As such, the actions of the Company to date do not fulfill the guidelines of the proposal, and therefore the proposal has not been substantially implemented.

The proposal is not excludable under the ordinary business exclusion.

The Company further asserts that the Proposal addresses issues of ordinary business and is therefore excludable under Rule 14a-8(i)(7).

Issues of corporate responsibility and sustainability have long been recognized by the Staff as relating to a significant policy issue. For instance, proposals requesting a report on sustainability, which also typically includes issues of corporate responsibility, have been found to not be excludable under Rule 14a-8(i)(7). e.g., *NYSE Euronext* (February 12, 2013), *Cleco Corp.* (January 26, 2012).

The Company, not the Proponent, has defined the scope of its Sustainability and Corporate

Responsibility work to include various items which might outside of the corporate responsibility and sustainability context relate to the Company's ordinary business. For instance, it is the charter of the sustainability and corporate responsibility committee which defines the scope of the committee's charge. As noted in the Proposal:

> Sustainability and corporate responsibility are defined by the board's SCRC Charter as including "nutrition and well-being initiatives; supply chain practices; environmental responsibility; employment practices; government relations initiatives; diversity initiatives; marketing and communication practices; philanthropic and community efforts; and other initiatives that may impact McDonald's corporate responsibility and sustainability efforts."

Since the Company has defined its corporate responsibility and sustainability issues as encompassing all of these matters, the Company also has in so doing, recognized the manner in which the management and oversight of these issues together raise a significant social policy issue for the Company. As a result of the Company's recognition of these issues as part of its SCR portfolio, it is appropriate for a proposal directed toward delineating board duties to utilize the consistent definition and scope of such issues as delineated by the Company. Also, these issues are among those that are within the scope of the Company's SCR reporting; naturally, a proposal directed toward delineating board duties of oversight of these issues should be directed towards the same body of issues.

The fact that the Proposal mentions in the whereas clauses some issues that might otherwise be deemed to be ordinary business does not render the request of the resolved clause to be excludable ordinary business. It is clear that every corporate responsibility report and every sustainability report necessarily touches on many issues that might, in the absence of the overarching significant policy issue, be seen as mere ordinary business. Corporate responsibility and sustainability are frameworks that embrace elements of company operations, including day-to-day issues, which are a significant policy issue precisely because they bridge between day-to-day operations and the company's challenges in its relationship to society, including the long term business consequences, such as widespread negative media and resulting detrimental effects on consumer behavior, stock prices and shareholder returns.

The Company faces many challenging corporate responsibility and sustainability issues which demonstrates the clear nexus of the significant policy issue to the Company.

The Company has been subject to very substantial coverage in major media regarding numerous issues of sustainability and corporate responsibility, demonstrating a clear nexus to the company. For instance:

> **Environment**
>
> McDonald's is used to getting all kinds of grief about the quality of its food, especially beef

http://www.businessweek.com/articles/2014-01-07/mcdonalds-promises-sustainable-beef-and-no-one-knows-what-that-is

McDonald's Farmyard ads draw fire
http://www.ft.com/intl/cms/s/0/5c627512-37b3-11e1-897b-00144feabdc0.html#axzz2ttBOmaZm

GMOs

McDonald's GMO Dilemma: Why fries are causing such a fuss
http://www.theguardian.com/sustainable-business/mcdonalds-fries-innate-potato-genetically-modified-food

Will McDonald's serve genetically modified fries?
http://articles.chicagotribune.com/2013-06-18/features/chi-food-policy-will-mcdonalds-serve-genetically-modified-fries-20130618_1_fries-mcdonald-potatoes

Negative impact of political activities

McDonald's says it left ALEC in March 2012, after a February letter defending its membership in the group in spite of the stand your ground and voter ID controversies and washing its hands of them
http://www.huffingtonpost.com/2012/04/10/mcdonalds-alec-color-of-change_n_1415428.html
http://big.assets.huffingtonpost.com/mcdonalds.pdf

Citing restaurants near schools and low income communities

Los Angeles city council approves moratorium on fast food despite complaints from McDonald's
http://articles.latimes.com/2008/jul/30/local/me-fastfood30

Health Advocates pushing for fast food moratorium in Chicago
http://chicago.cbslocal.com/2010/11/04/group-seeks-moratorium-on-fast-food-in-chicago/

Hospitals

Does McDonald's belong in a children's hospital?
http://www.theatlantic.com/health/archive/2013/11/does-mcdonalds-belong-in-a-childrens-hospital/281398/

Fast food in cafeterias put hospitals in a bind
http://www.npr.org/blogs/thesalt/2012/04/05/150091951/fast-food-chains-in-cafeterias-put-hospitals-in-a-bind

Do McDonald's burgers and fries belong in hospitals?
http://yourlife.usatoday.com/health/healthyperspective/post/2012-04-10/do-mcdonalds-burgers-and-fries-belong-in-hospitals--/668362/1

Children's privacy

McDonald's online games remove social networking feature after complaint over kids privacy
http://www.huffingtonpost.com/2012/10/23/mcdonalds-online-games-re_n_2005616.html

Complaint: McDonald's, Nickelodeon preying on kids
http://www.foxbusiness.com/industries/2012/08/22/complaint-mcdonald-nickelodeon-preying-on-kids/

McDonald's cited in complaint to FTC over child privacy rights
http://www.washingtonpost.com/blogs/post-tech/post/groups-ask-ftc-to-investigate-mcdonalds-general-mills-over-kids-privacy-law/2012/08/22/a4ef199a-ec4c-11e1-9ddc-340d5efb1e9c_blog.html

US is tightening web privacy rule to protect young - happymeal.com cited as a prime example
http://www.nytimes.com/2012/09/28/technology/ftc-moves-to-tighten-online-privacy-protections-for-children.html?_r=0

McDonald's website accused of collecting data on children
http://www.nytimes.com/2012/08/22/business/media/web-sites-accused-of-collecting-data-on-children.html?ref=mcdonaldscorporation

McDonald's makes play for children online
http://query.nytimes.com/gst/fullpage.html?res=9D01E0DC1231F936A15757C0A9679D8B63&ref=mcdonaldscorporation

Labor

Why McDonald's employee budget has everyone up in arms
http://www.forbes.com/sites/laurashin/2013/07/18/why-mcdonalds-employee-budget-has-everyone-up-in-arms/

Fast Food Fight

http://www.nytimes.com/2013/08/08/opinion/fast-food-fight.html?ref=mcdonaldscorporation

Put McDonald's CEO Don Thompson on the McBudget
http://online.wsj.com/news/articles/SB10001424127887323309404578613752264059748

Health

McDonald's Olympic sponsorship queried
http://www.ft.com/intl/cms/s/0/320dcdc4-c788-11e1-85fc-00144feab49a.html#axzz2swOvBzB9

Can Big Food regulate itself: Fat Chance
http://opinionator.blogs.nytimes.com/2011/08/02/when-big-food-makes-its-own-rules/?ref=mcdonaldscorporation

Marketing to children

AP story about Chile banning marketing of toys in children's food
http://www.businessweek.com/ap/2012-08-01/chile-bans-marketing-of-toys-in-childrens-food

Comparing McDonald's fast food to Big Tobacco/Predatory marketing tactics

Is Ronald McDonald the new Joe Camel?
http://adage.com/article/news/ronald-mcdonald-joe-camel/234287/

When the core issue presented by a proposal is a significant policy issue, touching on ordinary business matters does not render the proposal excludable.

Recent staff decisions confirm that a proposal may necessarily address issues of ordinary business if the subject matter of the proposal encompasses a significant policy issue. For instance, in *Wells Fargo & Co.* (March 11, 2013) and *Bank of America* (March 11, 2013) the companies argued vigorously *and accurately* that the subject matter of the proposal touched on issues of compliance.[1] The proposal requested that the Board conduct an

[1] Wells Fargo for instance, had argued "the Proposal asks the Board to assess and report on the Company's compliance with banking laws and regulations, which falls squarely within the confines of the Company's ordinary business. Yet, the issue of widespread deficiency and foreclosure and modification processes was itself a significant policy issue, it was sufficient to override this concern and cause a proposal to be non-excludable."

independent review of the company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and to report to shareholders. Despite the obvious relationship to compliance, the staff held that the proposal could not be excluded from the company's proxy materials under Rule 14a-8(i)(7) because the proposal and supporting statement, when read together, focus primarily on the significant policy issue of widespread deficiencies in the foreclosure and modification processes for real estate loans.

JPMorgan Chase & Co. also faced a similar proposal (March 14, 2011) requesting that its Board oversee the development and enforcement of policies to ensure that the same loan modification methods for similar loan types are applied uniformly both to loans owned by the company and those serviced for others, and report results to shareholders. The Staff declined to allow Rule 14a-8(i)(7) exclusion in view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raised significant policy considerations.

Proposals relating to derivatives have been similarly handled by the Staff. In *Bank of America* (February 24, 2010), *Citigroup* (Feb 23, 2010) and *J.P. Morgan Chase & Co.* (March 19, 2010) a complex and fairly directive proposal on derivatives and systemic risk was found non-excludable under Rule 14a-8(i)(7). The proposal sought disclosure of the banks' "policy concerning the use of initial and variance margin (collateral) on all over-the-counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." Despite arguments that it implicated compliance, design of accounts and evaluation of risks and liabilities, (matters of ordinary business) the Staff found that it implicated *systemic risk*, a significant policy issue, sufficiently to prevent Rule 14a-8(i)(7) exclusion.

In *General Electric* (January 31, 2007) a proposal requested that the Board of Directors "review and if necessary amend and amplify our Company's code of conduct and statement of ethical criteria for military production-related contract bids, awards and contract execution and report the results of this process to shareholders." The proposal was built around the company's "increasingly complex ethical challenges as the international, social, cultural, economic and political context within which it operates....decisions to produce and sell weapons may have grave consequences for the lives and freedom of peoples worldwide ....Thus...our company's responsibilities include analyzing the effects of its business decisions as they impact employees, communities, nations and a sustainable environmental future." Despite the focus on ethical criteria and the code of conduct, which would ordinarily be deemed to be excludable ordinary business, the focus of the proposal on significant policy issues was sufficient to find the proposal not to be excludable under Rule 14a-8(i)(7).

CONCLUSION

Based on the evidence above, we believe that the Company has not demonstrated that the Proposal is excludable under Rules 14a-8(i)(10) or 14a-8(i)(7). Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
John Harrington, Harrington Investments, Inc.

Exhibit A

Text of the Shareholder Proposal

Clarifying Duties of Directors
on Sustainability and Corporate Responsibility

Whereas, the Board of Directors has established a Sustainability and Corporate Responsibility Committee (SCRC), yet our company continues to face serious sustainability and corporate responsibility (SCR) challenges:

- Environmental degradation. Numerous critics have asserted that McDonald's policies drive unsustainable environmental practices --increasing demand for chemical agriculture, forcing farmers to move into mono-cropping and Concentrated Animal Feeding Operations;
- GMOs. In the absence of long term testing to confirm safety of genetically modified foods for health, the company is under pressure not to use GMO potatoes;
- Negative impact of our political activities. The company has suffered criticism and publicity for its membership in the American Legislative Exchange Council which supported voter ID and Stand Your Ground gun laws;
- Disproportionately siting restaurants near schools and in low-income communities. The practices of our company and others have led policy and health experts to propose and enact zoning, restricting fast food near schools and low-income areas;
- Children's privacy. Since 2012, the company has been under investigation under the Children's Online Privacy Protection Act for allegedly collecting children's information without verifiable consent of parents.

The company's record on human rights (including children, workers and farmers) is facing increased exposure and scrutiny, posing risks to the McDonald's brand.

Resolved:
Shareholders request that the Board undertake a special review to publicly articulate directors' duties with respect to sustainability and corporate responsibility issues, above and beyond matters of legal compliance, and issue a report to shareholders at reasonable expense and excluding proprietary information within six months of the 2014 AGM.

Supporting statement:

Sustainability and corporate responsibility are defined by the board's SCRC Charter as including "nutrition and well-being initiatives; supply chain practices; environmental responsibility; employment practices; government relations initiatives; diversity initiatives; marketing and communication practices; philanthropic and community efforts; and other initiatives that may impact McDonald's corporate responsibility and sustainability efforts."

Although the Charter defines subject matters for committee review, it does not articulate committee members' or other board members' duties, e.g., duty of thorough inquiry on substantial SCR issues, including seeking knowledgeable external sources of information. The review and report requested by this proposal should also consider whether articulating a long term time horizon of directorial focus, and a duty to rigorously balance company and societal needs, could prevent short term profitability from undermining our company's and society's long term interests.

The report may propose governance reforms, such as amendments to the bylaws or committee charters to aid implementation of the articulated duties. The review may also consider the relevance of general fiduciary duties to SCR, such as:

- when the duty of care applies to issues of environmental and nutritional sustainability, and
- the extent to which the duty of candor requires a balanced and complete disclosure of SCR challenges.

Clear articulation of directors' duties on SCR could provide greater clarity to the directors as well as shareholders and other stakeholders.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 21, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of John Harrington
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from John Harrington (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Resolved:

Shareholders request that the Board undertake a special review to publicly articulate directors' duties with respect to sustainability and corporate social responsibility issues, above and beyond matters of legal compliance, and issue a report to shareholders at reasonable expense and excluding proprietary information within six months of the 2014 AGM.

The Proposal's supporting statement defines "[s]ustainability and corporate responsibility," as including "nutrition and well-being initiatives; supply chain practices; environmental responsibility; employment practices; government relations initiatives; diversity initiatives; marketing and communication practices; philanthropic and community efforts; and other initiatives that may impact McDonald's corporate responsibility and sustainability efforts." In addition, the "Whereas" clause of the Proposal cites, among other things, what the Proponent believes to be "serious sustainability and corporate responsibility (SCR) challenges" facing the Company, including allegations of "[d]isproportionately siting restaurants near schools and in low-income communities" and the Proponent's assertion that the Company uses "GMO potatoes." A copy of the Proposal and related correspondence from the Proponent is attached hereto as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented; and
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Analysis

The Proposal requests that the Company's Board of Directors (the "Board") "undertake a special review to publicly articulate directors' duties with respect to sustainability and corporate social responsibility issues, above and beyond matters of legal compliance, and issue a report to shareholders." Pursuant to its charter, the Sustainability and Corporate Responsibility Committee (the "Committee") of the Board is responsible for overseeing the Company's policies and strategies relating to sustainability and corporate responsibility issues. On January 9, 2014, the Committee approved, and the Company subsequently posted on its website, a report describing the duties of the Board as related to sustainability and corporate social responsibility matters, among other things (the "Report"). *See* Exhibit B. The Report specifically states that "the Committee recently undertook an overall review of [its] role in the oversight of sustainability and corporate responsibility, culminating in the adoption of a new Committee Charter." Further, the Report states that the Report "represents the outcome of the Committee's review of its role as it relates to matters of sustainability and corporate responsibility."

Of most relevance to the Company's substantial implementation of the Proposal, the Report articulates the role of directors serving on the Committee with respect to sustainability and corporate responsibility issues. The Report states that the "Committee provides independent oversight of the Company's risk profile and its mitigation strategies related to sustainability and corporate social responsibility matters." The Report specifically notes that the duties of the Committee consist of "monitor[ing] the Company's activities and risks as they relate to human rights, community engagement, diversity, employment practices, the environment, government relations, products, public affairs, safety and sourcing." In addition, the Report states that risks related to sustainability and corporate social responsibility matters are "discussed more broadly at the Board level when situations warrant and in connection with the Board's annual enterprise risk review." Accordingly, the Board, acting through the Committee, has undertaken the special review and provided a publicly available report addressing the matters requested in the Proposal, namely, "directors' duties with respect to sustainability and corporate social responsibility issues."

In addition, following the Committee's review of its role in the oversight of sustainability and social responsibility, the Committee and the Board approved significant changes to the Committee's charter (the "Revised Charter") to provide more detail and specificity regarding the duties of directors serving on the Committee with respect to sustainability and corporate responsibility. *See* Exhibit C. The Revised Charter, which is publicly available on the Company's website, states:

> The Committee shall oversee the Company's policies and strategies related to matters of sustainability and corporate responsibility that are of significance to the Company and its stakeholders. This includes oversight of matters related to community engagement, diversity, employment, the environment, human rights, public affairs, products, safety and sourcing. The Committee shall also review the goals the Company may establish from time to time for its performance with respect to matters of sustainability and corporate responsibility and monitor the Company's progress against those goals.

The Revised Charter further states that the Committee: "shall provide a report to the Compensation Committee outlining the Company's progress in the areas of sustainability and corporate responsibility" in connection with the annual determination of executive compensation; "shall review in advance global sustainability and corporate responsibility reports issued from time to time by the Company" and "review the Company's disclosure controls and procedures as [they] relate to these reports;" and "shall receive periodic reports from the Company's management regarding social, political, economic and environmental trends that may have a significant impact on the Company's business activities and performance." Thus, the Revised Charter, in addition to the Report, sets forth a "[c]lear articulation of directors' duties on [sustainability and corporate responsibility]," as requested by the Proposal.

Even if the Report and the Revised Charter do not cover every aspect of the directors' duties with respect to sustainability and corporate responsibility that the Proponent wants, the Resolved clause of the Proposal does not identify any particular duties that are expected to be disclosed. As a result, the Proposal is excludable under Rule 14a-8(i)(10) despite any differences in the Proponent's vision of an ideal disclosure and the Report and Revised Charter. *See, e.g.*, *The Procter & Gamble Co.* (avail. Aug. 4, 2010) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board adopt a comprehensive policy on the human right to water based on a United Nations document, when the company revised its existing water policy and only adopted those factors from the United Nations Document that were "most relevant to the corporate community"); *PG&E Corp.* (avail. Mar. 6, 2008) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board prepare a global warming report that "may" describe specified items, when the company published a global warming report that omitted some of the items that were suggested in the proposal); *PPG Industries, Inc.* (avail. Jan. 19, 2004) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board adopt a policy committing to use in vitro testing rather than animal testing, when the company revised its existing policy to identify in vitro testing as a possible alternative to animal testing). In sum, by undertaking a special review and disclosing the information requested by the Proposal, the Report and the Revised Charter not only address the Proposal's underlying concerns and essential objectives, but also accomplish a result identical to that sought by the Proposal and therefore substantially implement the Proposal.

The Staff consistently has concurred in the exclusion under Rule 14a-8(i)(10) of shareholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed, even where the manner in which the company implemented the proposal did not correspond precisely to the action requested by the proponent or where the contents of the requested report were already disclosed by the company across various sources. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). For example, in *TECO Energy, Inc.* (avail. Feb. 21, 2013), the Staff concurred in the exclusion under

Rule 14a-8(i)(10) of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations and feasible mitigating measures, where the company had supplemented its sustainability report to include a report on these issues. *See also Pfizer Inc.* (avail. Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (concurring in the exclusion of a proposal requesting a report on the measures implemented by the company to reduce the use of animals and promote alternatives to animal use where the company had already published a "Guidelines and Policy on Laboratory Animal Care"); *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012) (concurring in the exclusion of a proposal requesting a board report on how the company was responding to the public policy challenges associated with Bisphenol A where the company's disclosures substantially implementing the proposal were scattered across multiple pages of the company's website, and noting that the company's "public disclosures compare favorably with the guidelines of the proposal"); *The Boeing Co.* (avail. Feb. 17, 2011) (concurring in the exclusion of a proposal requesting that the company assess and report on its human rights policies where the company argued that its Code of Basic Working Conditions and Human Rights, internal review and risk management processes and annual corporate citizenship reports substantially implemented the proposal); *General Electric Co.* (avail. Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (concurring in the exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company had already posted a report regarding public policy issues on its website); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal requesting a report on the company's efforts to ameliorate climate change where the company had already discussed its efforts related to climate change in various corporate documents and disclosures).

As with the companies in the foregoing precedents, the Company already has undertaken a special review and disclosed to its shareholders the information that the Proposal requests. Accordingly, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals With Matters Related To The Company's Ordinary Business Operations.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A shareholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *see also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7).").

As discussed below, the Proposal may be omitted as it implicates the Company's ordinary business operations[1] because (A) it relates to the location of McDonald's facilities; (B) it relates to the Company's management of its workforce; (C) it relates to the products offered for sale in McDonald's restaurants; (D) it relates to the manner in which the Company advertises products; and (E) it does not implicate a significant policy issue.

A. The Proposal Is Excludable Because It Relates To The Location Of McDonald's Facilities.

Recognizing the connection between facility location decisions and management's ability to run the company on a day-to-day basis, the Staff consistently has concurred with the exclusion of shareholder proposals that, like the Proposal, relate to the location of a company's facilities. For example, in *Minnesota Corn Processors, LLC* (avail. Apr. 3, 2002), the Staff concurred in the exclusion of a proposal requesting that the company build a new corn processing plant subject to certain conditions as it dealt with "decisions relating to the location of [the company's] corn processing plants." Similarly, in *MCI Worldcom, Inc.* (avail. Apr. 20, 2000), the Staff concurred in the exclusion of a proposal requesting that an economic analysis accompany future plans to relocate offices and facilities because it related to the "determination of the location of office or operating facilities." *See also The Allstate Corp.* (avail. Feb. 19, 2002) (Staff concurred in the exclusion of a proposal requesting that the company cease its operations in Mississippi because the proposal dealt with "the decision to cease operations in a particular location"); *McDonald's*

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[1] All McDonald's restaurants are operated by a subsidiary of the Company, by independent entrepreneurs under the terms of franchise arrangements (franchisees), by affiliates of the Company or by developmental licensees operating under license agreements. For purposes of this letter, the term "McDonald's," when used in reference to the operations that take place in McDonald's restaurants, means the subsidiaries of the Company, franchisees, affiliates and developmental licensees that operate McDonald's restaurants around the world.

Corp. (avail Mar. 3, 1997) (Staff concurred in the exclusion of a proposal requesting that the Company take steps to prevent the loss of public park lands when determining the location of new facilities because the proposal dealt with the ordinary business of building location).

Similar to the proposals referenced above, the Proposal relates to facility location decisions, thus implicating the management of the Company's ordinary business operations. Specifically, the "Whereas" clause of the Proposal identifies the types of concerns the Proposal is intended to address, including "[d]isproportionately siting restaurants near schools and in low-income communities." Thus, the Proposal is addressing the Company's decision-making process related to the location of McDonald's restaurants. Decisions regarding the siting of McDonald's restaurants are a fundamental aspect of the Company's business that are integral to the Company's success. The Company indicates on its website certain potential site characteristics that are taken into account when making such decisions, including square footage, intersection, parking, signage and minimum height guidelines.[2] Decisions regarding these and other site criteria and whether to build a McDonald's restaurant in a given location are critical to management's ability to run the Company and, as such, they are not appropriate matters for direct shareholder involvement. Consistent with Staff precedent with respect to proposals involving facility location decisions, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Proposal Is Excludable Because It Relates To The Management Of The Company's Workforce.

The Commission and Staff have long held that a shareholder proposal may be excluded under Rule 14a-8(i)(7) if it, like the Proposal, relates to a company's management of its workforce. The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Northrop Grumman Corp.* (avail. Mar. 18, 2010), the Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction in force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)." *See also Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (Staff concurred that a proposal requesting verification and documentation of U.S. citizenship for the

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[2] *Available at* http://www.aboutmcdonalds.com/mcd/franchising/us_franchising/real_estate/site_criteria.html.

company's U.S. workforce could be excluded because it concerned "procedures for hiring and training employees"); *Consolidated Edison, Inc.* (avail. Feb. 24, 2005) (Staff concurred that a proposal requesting the termination of certain supervisors could be excluded as it related to "the termination, hiring, or promotion of employees"); *Bank of America Corp.* (avail. Feb. 4, 2005) (Staff concurred that a proposal regarding the relocation of U.S.-based jobs to foreign countries could be excluded as it related to the company's "management of the workforce"); *Fluor Corp.* (avail. Feb. 3, 2005) (Staff concurred that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of its workforce"); *Allegheny Energy, Inc.* (avail. Mar. 3, 2003) (Staff concurred that a proposal requesting the removal of certain executive officers could be excluded as it related to "the termination, hiring, or promotion of employees"); *McDonald's Corp.* (avail. Mar. 19, 1990) (Staff concurred that a proposal regarding various Company policies, including affirmative action and equal employment opportunity policies, could be excluded under the predecessor to Rule 14a-8(i)(7)).

Similarly, the Proposal directly addresses management of the Company's employees by requesting a review of and report relating to "sustainability and corporate social responsibility issues," which the supporting statement defines as including "employment practices." The Proposal's request for such a review and report implicating the Company's employment practices is thus analogous to the proposal in *Northrop Grumman* and the related line of Staff precedent. The Proposal therefore is excludable under Rule 14a-8(i)(7) as relating to the management of the Company's workforce.

C. The Proposal Is Excludable Because It Relates To The Products Offered For Sale In McDonald's Restaurants.

The Staff consistently has concurred in the exclusion under Rule 14a-8(i)(7) of proposals that, like the Proposal, relate to the products offered for sale by a company. For example, in *Dominion Resources, Inc.* (avail. Feb. 22, 2011), a proposal requested that the company offer its electric power customers the option of directly purchasing electricity generated from 100% renewable energy. The company sought exclusion of the proposal under Rule 14a-8(i)(7) as dealing with a decision of whether to provide a particular service offering to its customers. Although the proponent argued that the proposal related to the significant policy issue of greenhouse gas emissions, the Staff concurred in the exclusion of the proposal, noting that "the proposal relates to the products and services that the company offers" and that "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." Similarly, in *General Electric Company* (avail. Jan. 7, 2011), a proposal directed the company's board of directors to focus on defining, growing and enhancing certain of the company's businesses and to deemphasize and reduce the role and influence of GE Capital because "[f]inancial services should not be a core business of the General Electric Company." In its no-action request, the company argued that the proposal may properly be excluded under Rule 14a-8(i)(7) because, *inter alia*, it sought to change the company's product offerings, including the products and services offered within a particular line of business. The Staff concurred in the exclusion of the proposal, noting in particular that shareholder proposals "concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)." *See also Bank of America Corp.* (avail. Jan. 22, 2009, *recon. denied* Mar. 10, 2009) (Staff concurred in the exclusion of a proposal requesting that the board take action to terminate the company's acceptance of matricula consular cards for identification purposes when providing banking services as "relating to Bank of America's ordinary business operations (i.e., sale of particular services)"); *Wal-Mart Stores, Inc.* (avail. Mar. 9, 2001) (Staff concurred in the exclusion of a proposal requesting that the company stop selling handguns and their accompanying ammunition on the basis of Rule 14a-8(i)(7) as relating to "the sale of a particular product"); *International Business Machines Corp.* (avail. Dec. 22, 1997) (Staff concurred in the exclusion of a proposal under Rule 14a-8(i)(7) that sought to cause the company to focus on promoting and advertising certain of its products designed for consumers and small businesses); *Alliant Techsystems Inc.* (avail. May 7, 1996) (Staff concurred in the exclusion of a proposal requesting that the board establish a policy to end all research, development, production and sales of antipersonnel mines, noting that "the proposal is directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., the sale of a particular product)").

In the instant case, the Proposal directly implicates the products offered for sale in McDonald's restaurants. As noted above, the "Whereas" clause of the Proposal identifies the types of concerns the Proposal is intended to address, including the Proponent's assertion that the Company uses "GMO potatoes." Specifically, the "Whereas" clause of the Proposal includes the statement that, "In the absence of long term testing to confirm safety of genetically modified foods for health, the company is under pressure not to use GMO potatoes." The types of potatoes used by McDonald's implicate the Company's decisions with respect to the products offered for sale as potatoes are one of the ingredients in the food products sold in McDonald's restaurants. Decisions regarding which products to offer to McDonald's customers are fundamental to management's ability to run the Company on a day-to-day basis, and thus they could not, as a practical matter, be subject to direct shareholder oversight. *See* 1998 Release. Similar to the shareholder proposals in the precedent discussed above, the Proposal relates to the Company's ordinary business operations because it concerns the products offered for sale in McDonald's restaurants and thus is excludable under Rule 14a-8(i)(7).

D. The Proposal Is Excludable Because It Relates To The Manner In Which The Company Advertises Products.

The Staff consistently has concurred that decisions regarding the advertising of a company's products are part of a company's ordinary business operations. For example, in *PepsiCo, Inc.* (avail. Jan. 22, 1986), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(i)(7) of a shareholder proposal asking that the company be prohibited from using the likeness of a political figure in company advertisements. In its response, the Staff noted that the proposal related to ordinary business matters because it sought to "determin[e] the content of [c]ompany advertisements." Similarly, in *Campbell Soup Co.* (avail. Aug. 21, 2009), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "launch a campaign" related to "educating people on [a] healthy diet." In concurring with the proposal's exclusion, the Staff noted that the proposal related to the company's ordinary business operations, specifically "the manner in which a company advertises its products." *See also PG&E Corp.* (avail. Feb. 14, 2007) (concurring with the exclusion of a proposal instructing the company "to cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to utility purchased electricity" and to instead "conduct a vigorous advertising campaign" promoting a different energy source).

The Proposal here directly implicates the manner in which the Company advertises McDonald's products as it requests a review of and report relating to "sustainability and corporate social responsibility issues," which the supporting statement defines as including "marketing and communication practices." Advertising is a central component of the Company's marketing and communication practices, and thus, the Proposal addresses the manner in which the Company advertises McDonald's products. Similar to the proposals in the precedent discussed above, the Proposal relates to the Company's ordinary business operations because it concerns the manner in which the Company advertises products and thus is excludable under Rule 14a-8(i)(7).

E. The Proposal Is Excludable Because It Relates To The Company's Ordinary Business Operations And Does Not Focus On Significant Policy Issues.

The precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7) because it relates to the location of McDonald's facilities, the Company's management of its workforce, the products offered for sale in McDonald's restaurants and the manner in which the Company advertises products. Consistent with the 1998 Release, the Staff consistently has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also addresses a significant social policy issue, such as sustainability or other environmental issues. For instance, in *DENTSPLY Int'l Inc.* (avail. Mar. 21, 2013), the Staff concurred in the exclusion of a proposal requesting a report on phasing out mercury from the company's products, despite the proposal's implications of environmental issues. The Staff noted that "[p]roposals concerning product development are generally excludable under [R]ule 14a-8(i)(7)." Similarly, in *Best Buy Co., Inc.* (avail. Mar. 21, 2008), the Staff allowed a company to exclude a proposal that requested a report on the company's "sustainable paper purchasing policies." Even though the proposal in *Best Buy* referenced sustainability, the Staff concurred in its exclusion under Rule 14a-8(i)(7), noting that the proposal implicated "decisions concerning the paper stock used by the company." *See also PG&E Corp.* (avail. Feb. 14, 2007) (concurring with the exclusion of a proposal that instructed the company to "cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to utility purchased electricity" and to "conduct a vigorous advertising campaign" regarding the reduction of greenhouse gas emissions by energy sources other than solar or wind, as relating to "the manner in which a company advertises its products"); *The Kroger Co.* (avail. Mar. 23, 1992) (permitting the exclusion of a proposal requesting that the company develop a report on the company's use of food irradiation processes and the sale of irradiated food as relating to the "products and product lines retailed by the [c]ompany"); *Borden, Inc.* (avail. Jan. 16, 1990) (same); *Anheuser-Busch Cos., Inc.* (avail. Feb. 16, 1982) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company monitor the level of radioactive substances in its beer).

Here, as discussed in detail above, the Proposal implicates a number of ordinary business matters, including the location of McDonald's facilities, the Company's management of its workforce, the products offered for sale in McDonald's restaurants and the manner in which the Company advertises these products. The fact that these issues are raised in the context of sustainability and corporate social responsibility is not determinative as the Proposal addresses the Company's actions with respect to ordinary business matters. Because the Proposal's request is directly related to the Company's ordinary business operations, similar to the proposals discussed above, we believe that the Proposal may be excluded under Rule 14a-8(i)(7) despite touching upon sustainability.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,

Amy Goodman / KLR

Amy Goodman

Enclosures

cc: Denise A. Horne, McDonald's Corporation
John Harrington

101653888.15

GIBSON DUNN

EXHIBIT A

From: Virginia Cao [mailto:virginia@harringtoninvestments.com]
Sent: Thursday, December 12, 2013 4:15 PM
To: Corporate Secretary
Subject: Shareholder Resolution

Dear Corporate Secretary,

Please find the attached file letter, proof of ownership and shareholder resolution for inclusion in the 2014 proxy statement.

Please confirm receipt of this email.

Should you have any questions, do not hesitate to contact me.

Kind Regards,
Virginia Cao

Virginia Cao
Portfolio Manager
Harrington Investments, Inc.
T 800.788.0154
F 707.257.7923
www.harringtoninvestments.com

HARRINGTON
INVESTMENTS, INC.

December 12, 2013

Office of the Corporate Secretary
McDonald's Corporation
One McDonald's Plaza
Department 010
Oak Brook, IL 60523-1928

Dear Corporate Secretary,

As a beneficial owner of McDonald's Corporation stock, I am submitting the enclosed shareholder resolution for inclusion in the 2014 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of McDonald's Corporation common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington
President

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

Clarifying Duties of Directors on Sustainability and Corporate Responsibility

Whereas, the Board of Directors has established a Sustainability and Corporate Responsibility Committee (SCRC), yet our company continues to face serious sustainability and corporate responsibility (SCR) challenges:

- Environmental degradation. Numerous critics have asserted that McDonald's policies drive unsustainable environmental practices -- increasing demand for chemical agriculture, forcing farmers to move into mono-cropping and Concentrated Animal Feeding Operations;
- GMOs. In the absence of long term testing to confirm safety of genetically modified foods for health, the company is under pressure not to use GMO potatoes;
- Negative impact of our political activities. The company has suffered criticism and publicity for its membership in the American Legislative Exchange Council which supported voter ID and Stand Your Ground gun laws;
- Disproportionately siting restaurants near schools and in low-income communities. The practices of our company and others have led policy and health experts to propose and enact zoning, restricting fast food near schools and low-income areas;
- Children's privacy. Since 2012, the company has been under investigation under the Children's Online Privacy Protection Act for allegedly collecting children's information without verifiable consent of parents.

The company's record on human rights (including children, workers and farmers) is facing increased exposure and scrutiny, posing risks to the McDonald's brand.

Resolved:

Shareholders request that the Board undertake a special review to publicly articulate directors' duties with respect to sustainability and corporate social responsibility issues, above and beyond matters of legal compliance, and issue a report to shareholders at reasonable expense and excluding proprietary information within six months of the 2014 AGM.

Supporting statement:

Sustainability and corporate responsibility are defined by the board's SCRC Charter as including "nutrition and well-being initiatives; supply chain practices; environmental responsibility; employment practices; government relations initiatives; diversity initiatives; marketing and communication practices; philanthropic and community efforts; and other initiatives that may impact McDonald's corporate responsibility and sustainability efforts."

Although the Charter defines subject matters for committee review, it does not articulate committee members' or other board members' duties, e.g., duty of *thorough inquiry* on substantial SCR issues, including seeking knowledgeable external sources of information. The review and report requested by this proposal should also consider whether articulating a long term time horizon of directorial focus, and a duty to rigorously balance company and societal needs, could prevent short term profitability from undermining our company's and society's long term interests.

The report may propose governance reforms, such as amendments to the bylaws or committee charters to aid implementation of the articulated duties. The review may also consider the relevance of general fiduciary duties to SCR, such as:

- when the duty of care applies to issues of environmental and nutritional sustainability, and

- the extent to which the duty of candor requires a balanced and complete disclosure of SCR challenges.

Clear articulation of directors' duties on SCR could provide greater clarity to the directors as well as shareholders and other stakeholders.

charles SCHWAB
ADVISOR SERVICES

PO Box 52013, Phoenix, AZ 85072-2013

December 12, 2013

Office of the Corporate Secretary
McDonald's Corporation
One McDonald's Plaza
Department 010
Oak Brook, IL 60523-1928

RE: Account ***FISMA & OMB Memorandum M-07-16 ***
FBO John C Harrington

Dear Corporate Secretary:

Please accept this letter as confirmation of ownership of 100 shares of McDonald's Corporation (Symbol: MCD) in the account referenced above. These shares have been held continuously since initial purchase on 12/01/2010.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 9:30am and 6:00pm EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

GIBSON DUNN

EXHIBIT B

REPORT OF THE SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE OF THE BOARD OF DIRECTORS OF McDONALD'S CORPORATION

Describing the Duties of the Board of Directors and the Responsibilities of Management as Related to Sustainability and Corporate Social Responsibility Matters, including Matters Related to Human Rights

January 9, 2014

INTRODUCTION

At the 2013 Annual Meeting of Shareholders of McDonald's Corporation shareholders were asked to consider a proposal requesting that McDonald's Board of Directors "report to shareholders . . . on McDonald's process for identifying and analyzing potential and actual human rights risks of McDonald's operations (including restaurants owned and operated by franchisees) and supply chain . . ." (The full text of this proposal is found at http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Investors/Investor%202013/2013%20McDonalds%20Proxy%20Statement%20-%20LQ.pdf.)

Although the proposal did not pass, about 28% of shareholders voted in its favor and we have therefore concluded that the issue of risk management as relates to human rights matters within McDonald's operations may be of interest to some shareholders. Consequently, the Board of Directors tasked its Sustainability and Corporate Responsibility Committee (the "Committee") with reviewing the Company's human rights risks and preparing a report to shareholders on this topic.

As the Committee considered how best to communicate with shareholders regarding the issue, it became evident that it would be useful to first explain Directors' duties as related to enterprise risk generally, as well as with respect to matters of sustainability and corporate responsibility. We find that it is timely to communicate about this topic at this time, as the Committee recently undertook an overall review of our role in the oversight of sustainability and corporate responsibility, culminating in the adoption of a new Committee Charter in December, 2013. (The Committee Charter, as revised, can be found at http://www.aboutmcdonalds.com/mcd/investors/corporate_governance/board_committees_and_charters.html.)

This report represents the outcome of the Committee's review of its role as it relates to matters of sustainability and corporate responsibility and its assessment of human rights risks in McDonald's business. We have sought to consolidate a description of these matters in a single place in the interest of communicating clearly to shareholders.

DIRECTOR DUTIES AS RELATED TO MATTERS OF SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY

It is the responsibility of Company management to manage enterprise risk, with a view to balancing the Company's exposure to risk against possible rewards and an overall goal of ensuring that the Company's risk profile is appropriate in the context of its long-term business objectives and stakeholder expectations. The Board's role in enterprise risk management (which includes strategic, operational, financial, reputational, legal and other risks) is one of oversight. The Audit Committee is responsible for evaluating management's processes to assess and manage enterprise risk, while the Board as a whole considers the Company's overall risk exposures in the context of its annual review of McDonald's business strategies. In addition, the Board receives updates on the Company's enterprise risk exposures and its mitigation efforts from management at least quarterly. Although the Board as a whole has responsibility for enterprise risk oversight, several of the Board's committees evaluate particular risks that pertain to matters within their purview. These risks are then discussed more broadly at the Board level when situations warrant and in connection with the Board's annual enterprise risk review.

The Sustainability and Corporate Responsibility Committee provides independent oversight of the Company's risk profile and its mitigation strategies related to sustainability and corporate social responsibility matters. This Committee is comprised of five Directors, all of whom meet the requirements of independence under New York Stock Exchange rules. The Committee monitors the Company's activities and risks as they relate to human rights, community engagement, diversity, employment practices, the environment, government relations, products, public affairs, safety and sourcing.

THE SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE'S ASSESSMENT OF MANAGEMENT'S APPROACH TO MANAGING HUMAN RIGHTS RISK

Human rights risks are dealt with by management as a sub-set within the Company's broader enterprise risk management processes. The Committee sees a benefit in management's reviewing and considering risks comprehensively on an annual basis, as it creates an opportunity to understand and evaluate interdependencies in a manner that could not be accomplished by focusing on a single risk area. Consequently, the Committee has not asked management to conduct a separate assessment of human rights risks at this time, as we believe that management's current approach of evaluating human rights risk within the broader enterprise risk management process is appropriate. However, in order to address this topic specifically for shareholders, the Committee requested that management prepare a special report addressing its process for identifying and analyzing human rights risk.

Because of the breadth of its Charter, the Committee is uniquely situated to evaluate the overall human rights risks within McDonald's business, as the Committee is charged with overseeing the Company's human rights activities, as well as other areas of the Company's business that intersect with human rights. Thus, we have reviewed management's report and are satisfied that management has taken reasonable steps to comprehensively identify, analyze and address the human rights impacts of its business. Furthermore, we are confident that the Company's policies and processes are designed to allow for continuous improvement as circumstances and expectations change. In the interest of responding to potential interest in this topic, the Committee has decided to publish management's report (see Annex 1) along with this assessment so as to inform shareholders of the Company's efforts.

ANNEX 1

MANAGEMENT'S REPORT TO THE SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE OF THE BOARD OF DIRECTORS ON ITS PROCESS FOR IDENTIFYING AND ANALYZING HUMAN RIGHTS RISKS IN MCDONALD'S OPERATIONS

January 9, 2014

INTRODUCTION

McDonald's commitment to respect human rights is clearly articulated in its Standards of Business Conduct ("Standards"), which apply to all employees of McDonald's Corporation and its majority-owned subsidiaries (hereinafter collectively referred to as the "Company"). While the Standards establish the framework for the Company's commitment to human rights, other Company policies provide additional guidance on human rights issues. Many of these policies are referenced in the Standards. Management reviews and updates these policies from time to time. The Standards as a whole were last updated in October 2013 and can be found at http://www.aboutmcdonalds.com/mcd/investors/corporate_governance/codes_of_conduct/standards_of_business_conduct.html.

In developing the Standards and other Company policies that relate to human rights, we inform ourselves by reference to such documents as the UN Universal Declaration of Human Rights, the UN International Covenant on Civil and Political Rights, and the UN International Covenant on Economic, Social and Cultural Rights. These documents are guides to aid governments in the development and implementation of national law and therefore not binding on corporations, but are useful in considering the scope and design of the Company's policies. The UN's Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises have been instructive as well.

THE COMPANY'S COMMITMENT TO HUMAN RIGHTS

McDonald's commitment to respect human rights is articulated in the following statement, which is contained in the Standards:

> *"At McDonald's, we conduct our activities in a manner that respects human rights as set out in The United Nations Universal Declaration of Human Rights. We do not use any form of slave, forced, bonded, indentured or involuntary prison labor. We do not engage in human trafficking or exploitation, or import goods tainted by slavery or human trafficking. We support fundamental human rights for all people. We will not employ underage children or forced laborers. We prohibit physical punishment or abuse. We respect the right of employees to associate or not to associate with any group, as permitted by and in accordance with applicable laws and regulations. McDonald's complies with employment laws in every market where we operate."*

Company employees (except restaurant crew) are required to annually certify to their understanding of, and commitment to uphold, the Standards. Crew employees at Company-operated restaurants receive information regarding the Standards and instructions about whom to call with questions or concerns through postings in employee crew rooms.

The Standards apply solely to the Company and its employees, but it is management's expectation that those with whom we do business will share our values, including our respect for human rights. In order to connect these expectations to realization, we periodically communicate our values to those with whom we do business and, particularly as it relates to suppliers, establish contractual commitments to respect human rights as discussed below.

OBLIGATIONS OF FRANCHISEES

As of November 30, 2013, there are over 35,000 McDonald's restaurants worldwide. Of that total, about 80% are owned and operated by independent business people or companies under contracts with the Company. The Company uses several different approaches in licensing the use of its restaurant operating systems. Those McDonald's restaurants not operated by the Company may be conventionally franchised, developmentally licensed, sub-franchised or affiliated, and may be operated by individual small business owners, larger enterprises or publicly-traded companies. (Hereinafter, we refer to those operating McDonald's restaurants under license collectively as "franchisees.")

Under a conventional franchise arrangement, the Company licenses the right to use McDonald's trademarks and operating systems in the operation of a McDonald's restaurant at a single location, which the franchisee contemporaneously leases from McDonald's. Conventional franchisees are typically small business owners, who invest in their restaurant's furniture, signage and décor, and are responsible for day-to-day restaurant operations in a manner which is consistent with the obligations set out in the lease and license with the Company. As of November 30, 2013, about 20,000 McDonald's restaurants are franchised to conventional franchisees.

In contrast, a developmental licensee will typically receive a license to operate McDonald's restaurants within a specified territory and will pay the Company a royalty for the right to use its trademarks and operating systems, but will own or lease its own restaurant premises without the Company's involvement. Some developmental licensees have the right to sub-franchise McDonald's restaurants within their territories to individual owner-operators. Developmental licensees may be individuals, companies or publicly-traded enterprises. As of November 30, 2013, almost 4,660 McDonald's restaurants are operated by developmental licensees, the largest of which is publicly-traded Arcos Dorados, operator of about 2,000 McDonald's restaurants in Latin America.

There are instances where the Company makes equity investments in other companies that operate McDonald's restaurants under license as joint ventures or affiliates. In many of these situations, these companies purchase the real estate underlying their restaurants and they may operate or sub-franchise restaurants within their licensed territory. McDonald's largest affiliate is McDonald's Japan Holdings, which as of November 30, 2013, operates approximately 3,170 restaurants in Japan and is a publicly traded company.

Contracts with franchisees vary based on the nature of the relationship with the Company and the location of the restaurant, but are generally twenty years in duration and allow for the Company to exercise oversight to protect the value of its trademarks and ensure uniformity of operations across all of the restaurants operated under McDonald's name. In accordance with their franchise contracts, franchisees are responsible for the day-to-day operations of their restaurants and are exclusively responsible for employment matters in their organizations. Typically, the Company may only seek to terminate a relationship with a franchisee in the event of a material breach of its contract with the franchisee.

Because of the complex nature of its franchise relationships and limitations that exist in contract and in local law, McDonald's has not attempted to unilaterally impose its Standards of Business Conduct on its franchisees. The Company has chosen instead to use other efforts to inform its franchisees of the

Company's commitment to human rights and to encourage them to adopt similar standards. These are described later in this report beginning at page 5.

OBLIGATIONS OF SUPPLIERS

Franchisees are limited by contract to purchasing their supplies from McDonald's approved suppliers. To become "approved," these suppliers must meet rigorous conditions established by the Company and enter into contracts with the Company that detail the terms of their arrangements. Among other things, these contracts obligate suppliers to abide by McDonald's Supplier Code of Conduct, which requires them to respect the rights set out in the UN Universal Declaration of Human Rights and to ensure that their suppliers, in turn, do the same. McDonald's Supplier Code of Conduct can be found at http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Sustainability/Library/Supplier_Code_of_Conduct.pdf.

IDENTIFYING AND ANALYZING RISK

Human rights risks are assessed in the course of the Company's enterprise risk management process. This process is aimed at identifying and classifying risk to McDonald's business, prioritizing those risks which management believes could be the most impactful, determining the best methods to mitigate or avoid such risks, and reporting regularly on significant risks to senior management, the Board of Directors and shareholders. An enterprise risk assessment is conducted annually in conjunction with the Company's planning process; however, risk management is an ongoing responsibility of management and risks are identified, analyzed and addressed throughout the year as circumstances arise. Risk is analyzed cross-functionally, which is to say that both country leadership and functional experts play a role in the process. From time to time, management selects risk areas that represent emerging risks or escalating risks for deeper analysis and discussion at the senior management level. In addition, certain functional leaders conduct risk assessments in their respective areas of responsibility, including supply chain, internal audit and legal compliance.

Management provides the Board of Directors with its overall assessment of enterprise risk annually and updates the Board on new and emerging risks throughout the year, but no less often than quarterly. The most significant risks to McDonald's business are also disclosed to shareholders in the "Risk Factors" section of the Company's SEC filings on Forms 10-K and 10-Q. This "Risk Factor" disclosure is revised regularly to encompass changing circumstances.

ASSESSING HUMAN RIGHTS RISK

As discussed above, McDonald's business relationships are varied and the principles by which human rights risks are identified and analyzed differ depending upon the nature of the relationship with McDonald's. Following is a general overview of management's approach to assessing potential and actual human rights risk.

Human Rights in the Company's Own Operations. Management believes that its controls around human rights risk in its Company-operated restaurants and other Company facilities are robust. As described above, the Company and its employees are expected to comply with McDonald's Standards of Business Conduct, which specifically call out the obligation to respect human rights. In addition, the Standards and other Company policies explicitly address issues of respect and dignity, inclusion and diversity, protection against retaliation and workplace safety, among other things.

The Company's Global Chief Compliance Officer oversees communications, training and compliance related to the Standards and associated policies, including those related to human rights. Among other things, the Global Compliance Office is responsible for: monitoring changes in law and best practices as relate to those areas of business conduct covered by the Standards; coordinating investigations related to violations of the Standards (including those related to human rights); ensuring that appropriate actions are taken to deal with policy violations; revising policies or processes to address changing laws or in response to any identified systemic compliance issues; and communicating regularly regarding compliance activities to senior management and the Board of Directors.

The Global Chief Compliance Officer uses a number of approaches to evaluate compliance with existing policies. Staff members from the Global Compliance Office regularly visit McDonald's facilities around the world to provide training and interact directly with employees, typically interviewing a significant percentage of the employees at the location that is being visited. The Global Chief Compliance Officer relies on the Company's Internal Audit function to assess compliance with a variety of Company policies, including some related to human rights. From time to time, the Global Compliance Office engages independent third parties to perform in-depth assessments or audits of particular aspects of the Company's business practices. The Global Compliance Office also conducts due diligence with respect to third parties in the normal course of business and undertakes compliance risk assessments periodically.

Employee hotlines are also important sources of information on compliance with policies. To encourage employees to report on issues they encounter, McDonald's follows a strict "No Retaliation Policy." The Global Compliance Office maintains a number of communications vehicles (e.g., in-person meetings, mail, telephone lines and e-mails) for employees to report misconduct. The most comprehensive of these is McDonald's Business Integrity Line, a phone line which enables anonymous reporting of ethics and compliance issues globally. The Global Chief Compliance Officer reports to the Audit Committee of the Board of Directors periodically throughout the year regarding allegations received, investigations conducted and follow-up taken as a result of these communications.

Based on the information derived from the sources described in the previous three paragraphs, the Global Chief Compliance Officer is able to assess the effectiveness of the Company's compliance programs, including those related to human rights, and to identify actual or potential gaps in the Company's policies and/or processes. The Global Chief Compliance Officer establishes an annual plan to address any significant gaps that have been identified, which may involve communications, training or the introduction of new or improved policies, procedures and/or internal controls. The Global Chief Compliance Officer reviews this plan with the Board of Directors each year.

In addition to the oversight exercised by the Global Chief Compliance Officer, management oversees the Company's employment policies and practices generally. This oversight includes receiving reports on employee turnover, training, and employee health and safety, and regularly gauging employee engagement through anonymous employee surveys.

The Company has also established training programs related to employment and human rights. These programs are mandatory and are delivered to Company employees at intervals through a blended approach of in-person, facilitated courses and online modules. In addition to being offered to corporate staff, many of these training programs are required for employees before they can advance to positions of restaurant management.

To ensure compliance with Company policies, staff employees with supervisory responsibility over multiple Company-operated restaurants make regular visits to those restaurants to gauge the effectiveness of McDonald's operations, including compliance with the Company's Operations and Training Manual. Among other things, the Operations and Training Manual contains detailed procedures related to workplace safety, the protection of employee rights and other employment practice areas. Company-operated restaurants are scored on their performance, responsible management is apprised of the outcome of the scoring, and improvement plans are designed and monitored to ensure that gaps in performance are closed. Company-operated restaurants are also subject to the "Global Restaurant Operations Improvement Process" which is described below.

Human Rights in McDonald's Franchised Operations. As is typical in any franchise arrangement, McDonald's franchisees enter into long-term contracts with the Company whereby they commit to make a sizable investment in a business which they agree to operate in a manner consistent with McDonald's trademarks and proprietary operating systems. These contracts require franchisees to conduct certain aspects of their business in the manner prescribed by McDonald's to ensure consistency of operations across the thousands of restaurants operated under its name; however, franchisees are independent business people and companies that establish their own business practices without specific direction from the Company, except for procedures required to assure consistency of brand experience.

Despite this, the Company has a strong motivation to help franchisees appreciate the importance of issues related to human rights, given the potential for reputational risk to the Company that could arise from the actions or inactions of those operating restaurants under McDonald's name. Accordingly, the Company makes efforts to raise the awareness of its franchisees about employment practices, workplace conditions and human rights issues; to provide training and tools to assist franchisees in building their own capacity to deal with these issues; and to encourage them to adopt best practices. Awareness often begins with the training that prospective franchisees and new restaurant managers must complete at one of the seven McDonald's Hamburger Universities worldwide and/or through a variety of regional and local training initiatives and on-line resources the Company makes available. Beyond training, management communicates regularly with McDonald's franchisees regarding matters of importance to their business and engages with franchisees frequently in a multitude of ways.

One way in which the Company engages with franchisees to encourage positive employment practices is through regular communications about the "Plan to Win," which is the strategic plan for McDonald's business. Annual business plans for the Company and franchisees are drawn within the Plan to Win's framework of the "Five P's" of People, Product, Place, Price and Promotion. Management communicates regularly with its franchisees with respect to each of the five pillars of the plan. "People" is the first of the five pillars and consequently receives consistent attention in business planning and communications.

In furtherance of the Plan to Win, management conducts regular business meetings with global, national, regional and local franchisee groups, as well as franchisee affinity groups and other franchisee groups that have been formed to deal with particular aspects of the McDonald's restaurant business, including people practices. These meetings occur throughout the year to ensure alignment with business and marketing plans, share best practices and receive feedback from franchisees that can be taken into account in refining Company initiatives. There are also a variety of newsletters and other written communications and webcasts that are readily available to franchisees to raise their awareness about business practices, emerging issues and resources that are available to them in connection with all five pillars of the Plan to Win.

As to individual franchised operations, the Company further communicates its standards and recommends best practices through an extensive organization of "operations consultants" employed by the Company who provide advice to franchisees in the running of their restaurants consistent with McDonald's standards. Operations consultants meet with their assigned franchisees regularly throughout the year.

One tool used by operations consultants to engage franchisees in adopting best practices is the "Global Restaurant Operations Improvement Process" or "GROIP." GROIP is the framework established by the Company to provide for uniform assessments of all restaurant operations worldwide and to provide for identification of performance gaps and approaches for improving business performance. GROIP establishes a periodic cycle of operations reviews and consultations. It is not a stand-alone tool for assessing human rights gaps; however, included in GROIP is an evaluation of factors related to people practices, training, employee satisfaction, safety and workplace conditions. While the Company does not regulate franchisee employment practices for the reasons set out earlier in this report, discussions between Company personnel and franchisees regarding these matters are facilitated through the GROIP process, since franchisees are encouraged to compare their own employment policies and workplace procedures to those suggested by the Company. This allows for dialogue between the Company and its franchisees on people practices designed to enhance the working environment, as well as for coaching, planning and follow-up.

Management believes that it has taken reasonable steps to promote respect for human rights within its franchisee community; however, because franchisees operate their businesses independently of the Company, the Company's access to their personal and business information is limited under contract. Also, because franchisees are exclusively responsible for employment matters within their organizations, the Company must respect the privacy rights of franchisee employees. These factors prevent the Company from having direct visibility into franchisee employment and other business practices; hence the Company is not able to directly assess the effectiveness of its franchisees' human rights practices.

With a network of franchisees as numerous and geographically diverse as the Company's, it is unavoidable that from time to time situations will come to the Company's attention that evidence that the Company's aspirations are not being achieved in franchised operations. When this occurs, the Company will typically begin by offering advice and support to the franchisee, to the extent feasible. If it becomes clear upon inquiry and/or investigation that the Company's standards have been violated and that the severity of the violation is such as to warrant ending the franchise relationship, the Company has in the past (and will in the future) take steps to do so, either by exercising its contractual rights to terminate the franchise agreement or by encouraging the franchisee to sell its business.

Human Rights in McDonald's Supply Chain. As mentioned earlier in this report, McDonald's suppliers are bound by McDonald's Supplier Code of Conduct (the "Supplier Code"), which was last updated in November 2012. The updated Supplier Code was the culmination of a comprehensive two-year process that included benchmarking with a number of corporations leading in this area and consultation with Calvert Investments, Interfaith Center for Corporate Responsibility and i2a, which each represent external stakeholders in supplier workplace accountability. The process also included a human rights gap analysis conducted by Shift, an independent, non-profit center for business and human rights practice, as well as ongoing dialogue with McDonald's suppliers. As part of its update to the Supplier Code, the Company also revised the associated "Supplier Guidance Document," which sets out specific requirements for compliance with the Company's policies, including the expectation that direct suppliers will drive the same standards required of them by the Company into their own supply chains.

The Supplier Code is the cornerstone of the Supplier Workplace Accountability Program, which provides on-line training, requires annual supplier self-assessments and arranges third-party audits of suppliers and their facilities. In addition to human rights performance, the self-assessment tool allows suppliers to record and evaluate other sustainability management practices, providing information that the Company and the supplier can use to measure performance and set goals for continuous improvement under McDonald's Supplier Performance Index, a tool that helps us evaluate suppliers on a variety of measures, including environmental, social, and other metrics related to sustainability. A supplier's formal evaluation in relation to this index takes place every 1 to 3 years and is complemented by quarterly reviews that provide regular feedback. With an eye to continuous improvement of its

Supplier Workplace Accountability Program, the Company participates in working groups, such as Aim-Progress and the BSR Human Rights Working Group, to identify and discuss emerging trends and best practices in supplier accountability, among other things.

Third party audits of suppliers, completed through independent experts, are conducted as an ongoing matter and are risk-based; however, every supplier must participate in a baseline, third-party audit in order to become an approved supplier. Auditors measure performance against a number of expectations set by McDonald's. If a significant irregularity is found, an immediate corrective and preventative plan must be developed and implemented, and the facility will be subject to a follow-up audit, the timing of which is based on the severity of the findings. The plan must provide specific time frames within which corrective action will be taken, root causes analyzed, and policies and/or procedures updated. In addition, the plan must be designed to avoid recurrence of the situation, establishing specific accountability by designating the party responsible for completion of each aspect of the plan.

The Company holds suppliers accountable for failures in compliance with the Company's human rights standards and attempts to work with them to improve their practices; however, in serious situations and within its contractual and legal rights, it will terminate a relationship with a supplier that does not evidence the ability or willingness to correct the situation.

CONCLUSION

Management has demonstrated its commitment to identify, analyze and assess its human rights impacts and to respect human rights through the myriad of activities described above. We acknowledge that no program is perfect, particularly in a system as large and diverse as McDonald's, and that living up to our commitment will require diligent inquiry, continued engagement with stakeholders and improvements in policies and practices over time. We have dedicated resources to this effort and plan to continue to report regularly to the Sustainability and Corporate Responsibility Committee and the Board of Directors on our challenges and progress.

GIBSON DUNN

EXHIBIT C

McDONALD'S CORPORATION
SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE CHARTER

I. Statement of Purpose

The Sustainability and Corporate Responsibility Committee is a standing committee of the Board of Directors. The purpose of the Committee is to assist the Board of Directors in fulfilling its oversight responsibility with respect to policies and strategies that pertain to the Company's corporate social responsibilities and its performance as a sustainable organization.

II. Organization

A. *Charter*. At least annually, this charter shall be reviewed and reassessed by the Committee and any proposed changes shall be submitted to the Board of Directors for approval.

B. *Members*. The members of the Committee shall be appointed by the Board of Directors and shall consist solely of non-employee Directors, all of whom meet the independence requirements of the New York Stock Exchange and applicable policies of the Board of Directors. The Committee shall be comprised of at least three members. Committee members may be removed by the Board of Directors. The Board of Directors shall also designate a Committee Chairperson.

C. *Meetings*. The Committee shall establish a schedule of meetings each year. Additional meetings may be scheduled as required.

D. *Agenda, Minutes and Reports*. The Chairperson of the Committee shall be responsible for establishing the agendas for meetings of the Committee. An agenda, together with materials relating to the subject matter of each meeting, shall be sent to members of the Committee prior to each meeting. Minutes for all meetings of the Committee shall be prepared and circulated in draft form to all Committee members to ensure an accurate final record, and shall be approved at a subsequent meeting of the Committee. The minutes shall be distributed periodically to the full Board of Directors. The Committee shall make regular reports to the Board of Directors.

III. Responsibilities

The following shall be the principal responsibilities of the Committee:

A. *Sustainability and Corporate Responsibility Policies, Strategies and Goals.* The Committee shall oversee the Company's policies and strategies related to matters of sustainability and corporate responsibility that are of significance to the Company and its stakeholders. This includes oversight of matters related to community engagement, diversity, employment, the environment, human rights, public affairs, products, safety and sourcing. The Committee shall also review the goals the Company may establish from time to time for its performance with respect to matters of sustainability and corporate responsibility and monitor the Company's progress against those goals.

B. *Reporting to the Compensation Committee.* In connection with the annual determination of executive compensation, the Sustainability and Corporate Responsibility Committee shall provide a report to the Compensation Committee outlining the Company's progress in the areas of sustainability and corporate responsibility.

C. *Sustainability and Corporate Responsibility Reporting.* The Committee shall review in advance global sustainability and corporate responsibility reports issued from time to time by the Company in connection with the Global Reporting Initiative and review the Company's disclosure controls and procedures as relate to these reports. In discharging its responsibilities, the Committee is not itself responsible to conduct, or to require a third party to conduct, any audit of such reports.

D. *Reputation and Relationships with Stakeholders.* The Committee shall receive periodic reports from the Company's management regarding social, political, economic and environmental trends that may have a significant impact on the Company's business activities and performance.

E. *Philanthropy.* The Committee shall oversee the Company's charitable giving policies and programs and receive reports from management on charitable contributions made by the Company, directly and through its foundation.

F. *Shareholder Proposals.* In accordance with the Company's Corporate Governance Principles and the Governance Committee Charter, the Committee shall review and make recommendations with respect to shareholder proposals relating to corporate responsibility and sustainability matters, as requested by the Governance Committee.

G. *Committee Self-Evaluation.* The Committee shall periodically evaluate its own performance.

IV. Access, Delegation and Other Duties

A. In discharging its responsibilities, the Committee shall have the resources and sole authority to retain outside legal counsel or other consultants to advise the Committee and to approve the terms of any such engagement and the fees of any such legal counsel or consultant. The Committee shall have full access to any relevant records of the Company and may also request that any officer or other employee of the Company, the Company's outside counsel or any other person meet with any members of, or consultants to, the Committee.

B. When appropriate, as permitted under applicable law and the listing standards of the New York Stock Exchange, the Board or the Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee, the Board or members of management.

C. The Committee shall also carry out such other duties as may be delegated to it by the Board of Directors from time to time.

Approved by the Corporate Responsibility Committee
Date: December 4, 2013

Approved by the Board of Directors
Date: December 5, 2013